Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

September 18, 2012	TSX: TMM, NYSE.MKT: TGD

NEWS RELEASE

Timmins Gold intersects 9.14 meters of 10.5 gpt Gold in Ongoing Drill Program at San Francisco Gold Mine

Timmins Gold Corp. (TSX: TMM, NYSE.MKT: TGD) is pleased to announce that its ongoing drill program continues to extend and expand the mineralization at the San Francisco Gold Mine, located in the State of Sonora, Mexico. The San Francisco Gold Mine is comprised of two pits, the larger San Francisco pit (SF Pit) and the La Chicharra Pit located approximately 1.5 km to the west. A total of 31,680 meters in 166 holes were drilled from February to the end of June, 2012. Timmins Gold is continuing with its ongoing drill program and currently has four reverse circulation rigs and one core drill rig working on site.

San Francisco Drill Results

Highlights of the assays received from the 8,852 meters drilled in 60 holes at the SF Pit include 9.14 meters of 10.5 grams per tonne (gpt or g/t) gold in Hole TF-2001, 12.1 meters of 2.3 gpt gold in Hole TF-2011, 6.1 meters of 3.0 gpt gold in Hole TF-2042 and 6.1 meters of 2.0 gpt gold in Hole TF-2043.

This drilling was performed mainly to the south of the SF Pit and has confirmed the up dip projection of mineralization to a distance of 100 meters from the current pit limits. The drilling is continuing to intercept mineralization and is proceeding toward Hole TFR-16, which was drilled 500 meters to the south of the SF Pit and which returned 21 meters of 1.1 gpt gold. The geologic theory is that mineralization in the SF Pit and La Chicharra Pit is controlled by two parallel shear zones that may link up to the south of the SF Pit. The large number of holes which returned anomalous gold values, when combined with previous drill results indicate the potential for expansion of the SF Pit beyond its current projected limit and indicates that the mineralized system is open toward the South and Southwest.

La Chicharra Drill Results

Highlights of the assays received from the 20,321 meters drilled in 96 holes of reverse circulation drilling at the La Chicharra Pit include 6 meters of 2.6 gpt gold in Hole TF-1825, 4.57 meters of 2.3 gpt gold in Hole TF-1912, 21.3 meters of 1.6 gpt gold in Hole TF-1889 and 13.72 meters of 1.23 gpt gold in Hole TF-1878.

Results from the recent round of drilling at La Chicharra indicate that the mineralization extends both along strike of the current pit and also that there is a new parallel structure approximately 50 meters to the north of the current pit. The multiple shear zones encountered in and around the La Chicharra Pit give no indication that the limits of the mineralization have been reached.

The tables below highlight the better intercepts from the drilling from February to the end of June:

San Francisco

Drill Hole Number	Depth (m)	Section Line	Drill Intersections
			From (m)	To (m)	True Width (m)	Au g/t
TF-1499	149	1080 W	13.72	15.24	1.524	0.477
		and	92.96	94.49	1.524	0.634
		and	118.87	120.40	1.524	1.182
		and	137.16	140.21	3.048	3.329
		includes	138.68	140.21	1.524	5.444
TF-2001	149	1100 W	13.72	15.24	1.524	0.529
		and	21.34	30.48	9.144	10.556
		includes	22.86	24.38	1.524	3.712
		includes	25.91	28.96	3.050	29.304
		and	124.97	129.54	4.572	0.470
TF-2003	149	1060 W	27.43	30.48	3.048	1.105
		and	38.10	44.20	6.096	0.931
		and	109.73	115.82	6.096	0.179
		and	137.16	144.78	7.620	1.169
TF-2011	204	1100 W	71.63	94.49	22.860	0.240
		and	120.40	132.59	12.192	2.340
		includes	129.54	131.06	1.524	16.432
TF-2042	152	480 W	13.72	19.81	6.100	3.010
		includes	18.29	19.81	1.522	9.826

Drill Hole Number	Depth (m)	Section Line	Drill Intersections
			From (m)	To (m)	True Width (m)	Au g/t
TF-2043	152	520 W	15.24	21.34	6.100	1.979
		includes	18.28	21.34	3.060	3.690
		and	33.53	42.67	9.140	0.226
		and	121.92	126.49	4.570	0.401
TF-2045	152	380 W	0.00	13.72	13.720	0.790
		includes	1.52	3.05	1.524	5.411
		and	56.39	59.44	3.050	1.380
		and	80.77	86.87	6.100	0.370

La Chicharra

Drill Hole Number	Depth (m)	Section Line	Drill Intersections
			From (m)	To (m)	True Width (m)	Au g/t
TF-1825	186	3280W	42.56	45.60	3.04	1.737
		includes	44.08	45.60	1.52	3.230
		and	107.92	112.48	4.56	0.285
		and	118.56	124.64	6.08	2.594
		includes	118.56	121.08	3.04	5.075
		includes	118.56	120.08	1.52	8.289
TF-1863	232	and	25.91	35.05	9.14	0.339
		and	38.10	44.20	6.10	0.285
		and	155.45	161.54	6.09	0.371
		and	166.12	173.74	7.62	0.429

Drill Hole Number	Depth (m)	Section Line	Drill Intersections
			From (m)	To (m)	True Width (m)	Au g/t
		and	192.02	231.65	39.63	0.577
		includes	204.22	208.79	4.57	1.947
		includes	214.88	217.93	3.05	1.097
TF-1866	219	2560W	1.52	19.81	18.29	0.557
		includes	6.10	9.14	1.52	1.859
		and	21.34	27.43	6.09	0.277
		and	32.00	33.53	1.52	1.443
		and	134.11	138.68	4.57	0.365
		and	164.59	182.88	18.29	0.926
		includes	164.59	169.16	4.57	1.724
		includes	176.78	178.31	1.52	1.316
TF-1878	210	2560W	0.00	4.57	4.57	0.412
		and	39.62	41.15	1.52	0.652
		and	126.49	140.21	13.72	1.234
		includes	129.54	134.11	4.57	2.480
		includes	135.64	137.16	1.52	1.405
		and	176.78	181.36	4.57	0.315
TF-1889	219	2500W	45.72	50.29	4.57	0.977
		includes	45.72	47.24	1.52	1.948
		and	158.50	161.54	3.05	1.173
		and	173.74	195.07	21.33	1.602
		includes	182.88	184.40	1.52	2.784
		includes	187.45	188.98	1.52	16.574
TF-1898	250	2500W	3.05	6.10	3.05	0.333

Drill Hole Number	Depth (m)	Section Line	Drill Intersections
			From (m)	To (m)	True Width (m)	Au g/t
		and	21.34	33.53	12.19	0.420
		includes	27.43	28.96	1.52	1.354
		and	216.41	225.55	9.14	1.099
		includes	216.41	220.98	4.57	1.744
TF-1912	250	2520W	15.24	24.38	9.14	1.018
		includes	22.38	24.38	1.52	4.680
		and	44.20	48.77	4.57	0.400
		and	56.39	80.77	24.38	0.900
		includes	56.39	57.91	1.52	4.055
		includes	64.01	68.58	4.57	2.277
		includes	76.20	77.72	1.52	1.197
		and	94.49	103.63	9.14	0.432

The size of the gold mineralization zone, its presence within large shear zones and the continuous nature of the gold within these zones form the basis of management’s belief that the ongoing drill program could lead to a significant increase in the mineral resources at the San Francisco mine and could potentially also lead to the discovery of additional satellite deposits within Timmins Gold’s existing land package.

Strict sampling and QA-QC protocol were followed to ensure the best practices in sampling and analysis of the drill samples. Duplicates, standards and blanks were inserted into the sampling stream at intervals of 25 samples. All assays were performed by Inspectorate Lab and a minimum of ten per cent of the original samples assayed by Inspectorate were sent to other independent labs for check assays. The check assays were cross-referenced and the results verified.

This press release was reviewed and prepared by Lawrence A. Dick, Ph.D., P.Geo, who is a consultant to the Company and is recognized as a Qualified Person under the guidelines of National Instrument 43-101 and by Miguel Soto, P. Geo., a director and the Vice-President of Operations of the Company. For further information contact Timmins Gold Corp. at 604-682-4002 or go to the website at www.timminsgold.com.

On behalf of the Board:

Bruce Bragagnolo, LLB
Chief Executive Officer
604-638-8980
bruce@timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.